Exhibit 99.3

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Amendment	Certificat de modification

Business Corporations Act	Loi sur les sociétés par actions

HYDRO ONE LIMITED

Corporation Name / Dénomination sociale

1941138

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront en vigueur le

June 24, 2025 / 24 juin 2025

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment	Ce certificat de modification n’est pas complet s’il ne contient pas les statuts de modification
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.	Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

Director/Registrar	Directeur ou registrateur

BCA - Articles of Amendment - HYDRO ONE LIMITED - OCN:1941138 - June 24, 2025

Ministry of Public and Business Service Delivery

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)

HYDRO ONE LIMITED (August 31, 2015)

1. The name of the corporation is changed to:

Not amended

2. The number of directors or the minimum/maximum number of directors are amended as follows:

Minimum/Maximum	Min 8 / Max 15

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter “None”:

Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:

Not amended

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter “Not Applicable”:

Not amended

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - HYDRO ONE LIMITED - OCN:1941138 - June 24, 2025

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter “None”:

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

June 24, 2025

The articles have been properly executed by the required person(s).

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery